UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Prospect Global Resources Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
74348X103
(CUSIP Number)
Richard N. Merkin, M.D.
c/o Central Valley Administrators, Inc.
3115 Ocean Front Walk, Suite 301
Marina Del Rey, CA 90292
(310) 823-5250
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
11/22/2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74348X103

1	NAMES OF REPORTING PERSONS Central Valley Administrators, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		10,538,583 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,538,583 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,538,583 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Consists of 10,538,583 shares of the issuer’s common stock held by Central Valley Administrators, Inc.
(2) Based on 37,740,644 outstanding shares of the issuer’s common stock as of December 1, 2011, as represented to the reporting persons on behalf of the Issuer.

CUSIP No.	74348X103

1	NAMES OF REPORTING PERSONS Richard N. Merkin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		10,538,583 (3)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,538,583 (3)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,538,583 (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.9% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(3) See footnote 1. By virtue of Richard N. Merkin’s position as the sole officer, director and shareholder of Central Valley Administrators, Inc., Dr. Merkin has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) all of the Subject Shares (as defined herein).
(4) See footnote 2.

Item 1.	Security and Issuer.
The class of securities to which this statement on Schedule 13D relates is common stock, par value $0.001 per share (the “Common Stock”), of Prospect Global Resources Inc., a Nevada corporation (“Issuer”). The principal executive offices of the Issuer are located at 600 17th Street, Suite 2800-South, Denver, CO 80202

Item 2.	Identity and Background.
This statement on Schedule 13D is being filed jointly on behalf of Central Valley Administrators, Inc. and Richard N. Merkin (each, a “Reporting Person” and collectively, the “Reporting Persons”). An Agreement of Joint Filing between the Reporting Persons is attached to this Schedule 13D as Exhibit 1.

Name:	Central Valley Administrators, Inc.
State of organization:	Nevada corporation
Principal business:	Investment holding company
Principal business address:	3115 Ocean Front Walk, Suite 301
Marina Del Rey, CA 90292

Name:	Richard N. Merkin, M.D.
Business address:	3115 Ocean Front Walk, Suite 301
Marina Del Rey, CA 90292
Principal occupation or employment:	Executive of healthcare organization
Citizenship:	U.S.A.
During the last five years, neither of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
On January 24, 2011, pursuant to the terms of a Note Purchase Agreement, dated January 24, 2011 (the “Note Purchase Agreement”), between Dr. Richard N. Merkin and Prospect Global Resources, Inc., a Delaware corporation (“Old Prospect Global”), in exchange for a loan in cash in the amount of $2,000,000 from Dr. Merkin to Old Prospect Global, Old Prospect Global issued to Dr. Merkin a Convertible Secured Promissory Note (the “Note”), dated January 24, 2011, in an original principal amount of $2,000,000. The Note bore interest at the rate of 10% per annum and was initially convertible into 10,538,583 shares of common stock of Old Prospect Global. In connection with the consummation of the Issuer’s merger transaction consummated on February 11, 2011 with Old Prospect Global, the Note became convertible into shares of Common Stock. Dr. Merkin used available personal funds to acquire the Note from Old Prospect Global.
On November 22, 2011, in accordance with its terms, the Note automatically converted in full into, and the Issuer issued to Dr. Merkin, an aggregate of 10,538,583 shares of Common Stock in connection with the Issuer’s issuance, on November 22, 2011, of shares of Common Stock and a warrant to purchase shares of Common Stock to Very Hungry LLC for total cash proceeds to the Issuer of $10,999,998.75. Substantially concurrent therewith, Dr. Merkin contributed these shares of Common Stock to Central Valley Administrators, Inc., of which Dr. Merkin is the sole officer, director and shareholder, as an additional capital contribution.

Item 4.	Purpose of Transaction.
The information set forth in Item 3 and Item 6 is incorporated herein by reference.
Immediately following the consummation of the Issuer’s merger transaction consummated on February 11, 2011, the Note, including the aggregate principal amount plus all accrued interest thereon, was convertible at any time on or prior to January 24, 2012, at the election of Dr. Merkin, into 10,538,583 shares of Common Stock. The Issuer’s merger transaction with Old Prospect Global is described in detail in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission, dated February 11, 2011, as amended.

Pursuant to the terms of the Note Purchase Agreement, (1) Dr. Merkin was granted the right, following the conversion of the Note and until Dr. Merkin has received gross proceeds of at least $15,000,000 from sales of shares issued upon conversion of the Note, to receive additional shares of Common Stock upon sales by Dr. Merkin of such shares of Common Stock for gross proceeds less than $3.00 per share (the “Additional Share Covenant”), (2) Dr. Merkin was granted the right of first offer to purchase a pro rata portion of specified equity securities of the Issuer that the Issuer from time to time proposes to sell and issue, subject to the procedures set forth in the Note Purchase Agreement, and (3) the Issuer agreed to various negative covenants.
In connection with the Issuer’s $2,500,000 financing transaction consummated on April 25, 2011 between the Issuer and Hexagon Investments, LLC, the Issuer and Dr. Merkin entered into an Amendment, dated April 20, 2011 (the “First Amendment”), pursuant to which, among other things, (1) the Note was amended to provide that the Note would automatically convert into 10,538,583 shares of Common Stock upon the Issuer’s sale of its securities in a transaction (or series of transactions) occurring on or prior to January 24, 2012 for an aggregate purchase price paid to the Issuer of no less than $10,000,000 (a “Qualified Financing”), and (2) the Note Purchase Agreement and the Note were amended to eliminate specified negative covenants of the Issuer contained therein. Pursuant to the First Amendment, as consideration for the amendments contained therein, the Issuer agreed to pay Dr. Merkin a fee of $2,000,000 upon the closing of a Qualified Financing.
On November 22, 2011, the Issuer issued shares of Common Stock and a warrant to purchase shares of Common Stock to Very Hungry LLC for total cash proceeds to the Issuer of $10,999,998.75. Accordingly, on November 22, 2011, in accordance with its terms, the Note automatically converted in full into, and the Issuer issued to Dr. Merkin, an aggregate of 10,538,583 shares of Common Stock, and the Issuer further delivered to Dr. Merkin a cash payment of $2,000,000 in accordance with the terms of the First Amendment. In connection with this financing transaction, the Issuer and Dr. Merkin entered into a Second Amendment, dated November 22, 2011 (the “Second Amendment”), pursuant to which the Additional Share Covenant was deleted and further specified negative covenants were eliminated from the Note Purchase Agreement. Substantially concurrent with the automatic conversion of the Note into shares of Common Stock, Dr. Merkin contributed these shares of Common Stock to Central Valley Administrators, Inc., of which Dr. Merkin is the sole officer, director and shareholder, as an additional capital contribution.
The descriptions and summaries of the Note Purchase Agreement, the Note, the First Amendment and the Second Amendment set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibits 2, 3, 4 and 5, respectively, to this Schedule 13D, and are incorporated herein by reference.
The transactions contemplated by the Note Purchase Agreement, the Note, the First Amendment, the Second Amendment, the Amended and Restated Stockholders Agreement (as described and defined below) and the Registration Rights Agreement (as described and defined below) resulted in, or will result in, as applicable, certain actions specified in Items 4(a) through (j) of Schedule 13D, including the acquisition by any person of additional securities of the Issuer. On an ongoing basis, the Reporting Persons will review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase or decrease such Reporting Persons’ ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as otherwise provided herein in connection with the transactions contemplated by the Note Purchase Agreement, the Note, the First Amendment, the Second Amendment, the Amended and Restated Stockholders Agreement and the Registration Rights Agreement, neither of the Reporting Persons currently has any intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of Issuer.
(a) Each Reporting Person is the beneficial owner of 10,538,583 shares of Common Stock (the “Subject Shares”), which represents approximately 27.9% of the Common Stock outstanding as of December 1, 2011. The aggregate percentage of shares of Common Stock beneficially owned by each Reporting Person is based upon 37,740,644 shares of Common Stock outstanding as of December 1, 2011, as represented to the Reporting Persons on behalf of the Issuer.
(b) Central Valley Administrators, Inc. is the record holder of the Subject Shares. By virtue of Richard Merkin’s position as the sole officer, director and shareholder of Central Valley Administrators, Inc., Dr. Merkin has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) all of the Subject Shares.

(c) Except for the acquisition of the Subject Shares upon the automatic conversion of the Note on November 22, 2011, as described above in Item 4, neither of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.
The information set forth in Item 4 is incorporated herein by reference.
Stockholders Agreement
In connection with the issuance of the Note, Old Prospect Global, Dr. Merkin and other holders of common stock of Old Prospect Global entered into a Stockholders Agreement, dated as of January 24, 2011 (the “Prior Stockholders Agreement”). Pursuant to the Prior Stockholders Agreement, for so long as Dr. Merkin owned at least 1,000,000 shares of Common Stock, each holder of Common Stock agrees to vote such holder’s shares, and the Issuer agrees to take all actions within its control, to elect one person designated by Dr. Merkin to the board of directors of the Issuer (the “Board”). Further, pursuant to the Prior Stockholders Agreement, Dr. Merkin has a tag along right to participate in the transfer of shares of Common Stock under specified circumstances, in accordance with the terms of the Prior Stockholders Agreement. This tag along right is scheduled to terminate upon the issuance of Common Stock in a registered public offering under the Securities Act of 1933, as amended, with gross proceeds to the Issuer of at least $10,000,000.
On November 22, 2011, in connection with the Issuer’s financing transaction consummated on November 22, 2011, the Issuer, Dr. Merkin and other holders of Common Stock entered into an Amended and Restated Stockholders Agreement, dated as of November 22, 2011 (the “Amended and Restated Stockholders Agreement”), which amended and restated the Prior Stockholders Agreement. The Amended and Restated Stockholders Agreement eliminated the provision set forth in the Prior Stockholders Agreement regarding Dr. Merkin’s right to designate one person to the Board. The Amended and Restated Stockholders Agreement will terminate, in accordance with its terms, upon the issuance of Common Stock in a registered public offering under the Securities Act of 1933, as amended, with gross proceeds to the Issuer of at least $10,000,000.
Registration Rights Agreement
In connection with the issuance of the Note, Old Prospect Global and Dr. Merkin entered into a Registration Rights Agreement, dated as of January 24, 2011, pursuant to which the Issuer agreed to provide to Dr. Merkin and any assignees or transferees thereof certain (1) demand registration rights; provided that each demand registration must be in respect of at least 100,000 shares of Common Stock, and (2) piggyback registration rights, subject to customary cutbacks, in each case, with respect to the Subject Shares and any other securities issued or issuable with respect to such shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.
Descriptions and summaries of the Amended and Restated Stockholders Agreement and the Registration Rights Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such documents which are included as Exhibits 6 and 7, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement of Joint Filing by and between the Reporting Persons dated as of December 6, 2011.
Exhibit 2	Note Purchase Agreement dated January 24, 2011 (incorporated herein by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed on January 11, 2011).
Exhibit 3
Convertible Secured Promissory Note dated January 24, 2011 by the Issuer to Richard Merkin (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on January 11, 2011).

Exhibit 4	Amendment dated April 20, 2011 (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on April 26, 2011).
Exhibit 5	Second Amendment dated November 22, 2011 (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on November 29, 2011).
Exhibit 6	Amended and Restated Stockholders Agreement dated November 22, 2011 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 29, 2011).
Exhibit 7	Registration Rights Agreement dated January 24, 2011 (incorporated herein by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed on January 11, 2011).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2011

Central Valley Administrators, Inc.

By:	/s/ Richard N. Merkin Richard N. Merkin, President

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2011

By:	/s/ Richard N. Merkin Richard N. Merkin